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05011903

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inpex Corporation

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34839 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/19/05

82-34839

RECEIVED
2005 OCT 17 A 11:10

FY2004 Consolidated Financial Results

November 17, 2004

Note: The following report is an English translation of the Japanese-language original.

Company name	INPEX CORPORATION	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1604	Location of the head office	Tokyo

(URL http://www.inpex.co.jp/)

Representative	Kunihiko Matsuo, President
Contact person	Seiya Ito, Director & General Manager, Corporate Planning & Management Dept. TEL+81-3-5448-1238
Date of the meeting of the Board of Directors for the FY2004 financial results	May 24, 2004
Prepared in accordance with accounting principles generally accepted in the United States of America	No

ARLS
3-31-04

1. Consolidated Financial Results for FY2004 (April 1, 2003—March 31, 2004)

(1) Consolidated operating results

Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
FY2004	218,831	8.6	93,876	(3.5)	94,773	35.3
FY2003	201,533	9.4	97,270	0.2	70,050	(8.9)

	Net income		Net income per share—basic		Net income per share—diluted	
	Million yen	%	Yen	Yen	n	Yen
FY2004	34,781	24.6	58,838.76	(19,612.92)		—
FY2003	27,911	1.1	47,178.51	(15,726.17)		—

	Return on shareholders' equity	Ordinary income as a percentage of total capital	Ordinary income as a percentage of net sales
	%	%	%
FY2004	13.1	21.9	43.3
FY2003	11.5	22.4	34.8

(Notes)
1. Equity in earnings of affiliates: FY2004, ¥452 million; FY2003, (¥1,503) million
2. Average number of shares issued and outstanding during the year (consolidated): FY2004, 589,200 shares; FY2003, 589,200 shares
   On May 18, 2004, there was a 3-for-1 stock split of common stock. Net income per share for FY2004 and FY2003 restated for the effect of this stock split is presented in parentheses.
3. Change in accounting policy: No
4. The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the previous fiscal year.

(2) Consolidated financial position

Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Net assets per share	
	Million yen	Million yen	%		Yen
FY2004	525,298	278,113	52.9	471,826.00	(157,275.33)
FY2003	338,747	253,569	74.9	430,169.19	(143,389.73)

Note: Number of shares issued and outstanding at the end of year (consolidated): FY2004, 589,200 shares; FY2003, 589,200 shares
On May 18, 2004, there was a 3-for-1 stock split of common stock. Net assets per share for FY2004 and FY2003 restated for the effect of this stock split are presented in parentheses.

(3) Consolidated cash flows

Note: Amounts less than one million yen are rounded off.

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2004	44,464	(218,121)	151,120	54,582
FY2003	51,282	(40,533)	21,237	78,414

(4) Scope of consolidation and equity method

Number of consolidated subsidiaries	27 companies
Number of unconsolidated subsidiaries accounted for by the equity method	None
Number of affiliated companies accounted for by the equity method	8 companies

(5) Changes in scope of consolidation and equity method

	Increase	Decrease
Consolidated subsidiaries	3 companies	1 company
Affiliated companies accounted for under the equity method	None	2 companies

2. Consolidated Forecast for FY2005 (April 1, 2004—March 31, 2005)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2005 Semiannual	—	—	—
FY2005	—	—	—

I Consolidated Financial Statements

1. 【Consolidated balance sheets】

(Millions of yen)

Description	Note No.	As of March 31, 2003 Amount	Ratio (%)	As of March 31, 2004 Amount	Ratio (%)	Fluctuation Increase/ decrease
(Assets)						
Current assets:						
Cash and deposits	*3	78,414		63,722		
Accounts receivable-trade		15,788		19,265		
Marketable securities		20,865		18,979		
Inventories		1,373		892		
Deferred tax assets		53		43		
Other current assets		2,609		4,071		
Less allowance for doubtful accounts		(28)		(21)		
Total current assets		119,076	35.2	106,952	20.4	(12,123)
Fixed assets						
Tangible fixed assets:	*1					
Buildings and structures		6,179		6,745		
Wells		834		1,413		
Machinery, equipment and vehicles		3,444		2,030		
Land		4,014		4,001		
Other		15,396		20,950		
Total tangible fixed assets		29,869	8.8	35,141	6.7	5,272
Intangible assets:						
Exploration and development rights		-		134,367		
Mining rights		810		651		
Goodwill		3,036		2,867		
Other		38		21		
Total intangible assets		3,885	1.1	137,908	26.2	134,022
Investments and other assets:						
Investment securities	*2, 3	96,173		79,371		
Long-term loans receivable		54		52		
Recoverable accounts under production sharing		136,441		208,768		
Deferred tax assets		1,497		4,205		
Other investments		2,084		3,614		
Less allowance for doubtful accounts		(129)		(329)		
Less allowance for recoverable accounts under production sharing		(42,838)		(44,676)		
Less allowance for investments in exploration		(7,368)		(5,710)		
Total investments and other assets		185,914	54.9	245,295	46.7	59,380
Total fixed assets		219,670	64.8	418,345	79.6	198,675
Total assets		338,747	100.0	525,298	100.0	186,551

		As of March 31, 2003		As of March 31, 2004		Fluctuation
Description	Note No.	Amount	Ratio (%)	Amount	Ratio (%)	Increase/ decrease
(Liabilities)						
Current liabilities:						
Accounts payable		3,538		3,272		
Current portion of long-term debt		131		117		
Income taxes payable		8,293		8,371		
Other current liabilities		15,311		17,132		
Total current liabilities		27,275	8.0	28,894	5.5	1,619
Long-term liabilities:						
Long-term debt	*3	46,864		169,307		
Deferred tax liabilities		2,693		10,314		
Accrued employees' retirement benefits		791		783		
Accrued officers' retirement benefits		644		511		
Other		6,012		4,493		
Total long-term liabilities		57,007	16.8	185,410	35.3	128,403
Total liabilities		84,282	24.8	214,305	40.8	130,022
(Minority interests)						
Minority interests in consolidated subsidiaries		894	0.3	32,878	6.3	31,984
(Shareholders' equity)						
Common stock	*5	29,460	8.7	29,460	5.6	—
Retained earnings		220,852	65.2	249,628	47.5	28,775
Unrealized holding gain on securities		410	0.1	154	0.0	(256)
Translation adjustments		2,847	0.9	(1,128)	(0.2)	(3,975)
Total shareholders' equity		253,569	74.9	278,113	52.9	24,544
Total liabilities, minority interests and shareholders' equity		338,747	100.0	525,298	100.0	186,551

2. 【Consolidated Statements of Income】

(Millions of yen)

Desctiption	Note No.	For the year ended March 31, 2003 Amount		Ratio (%)	For the year ended March 31, 2004 Amount		Ratio (%)	Fluctuation Increase/ decrease
Net sales			201,533	100.0		218,831	100.0	17,297
Cost of sales			95,997	47.6		105,758	48.3	9,761
Gross profit			105,536	52.4		113,072	51.7	7,535
Exploration expenses			2,478	1.2		11,552	5.3	9,074
Selling, general and administrative expenses	*1, 2		5,788	2.9		7,644	3.5	1,855
Operating income			97,270	48.3		93,876	42.9	(3,393)
Other income								
Interest income		1,309			1,574			
Foreign exchange gain		-			10,761			
Gain on sales of mining rights		271			1,497			
Equity in earnings of affiliates		-			452			
Other		703	2,284	1.1	1,217	15,503	7.1	13,218
Other expenses								
Interest expense		689			1,816			
Loss on devaluation of investment securities		26			-			
Equity in losses of affiliates		1,503			-			
Provision for allowance for recoverable accounts under production sharing		16,234			10,056			
Amortization of exploration and development rights		5,944			746			
Foreign exchange loss		2,537			-			
Other		2,568	29,504	14.6	1,986	14,606	6.7	(14,897)
Ordinary income			70,050	34.8		94,773	43.3	24,722
Income before income taxes and minority interests			70,050	34.8		94,773	43.3	24,722
Income taxes-current		51,142			55,081			
Income taxes-deferred		810	51,953	25.8	5,237	60,318	27.5	8,364
Minority interests			(9,814)	(4.8)		(326)	(0.1)	9,487
Net income			27,911	13.8		34,781	15.9	6,870

3. 【Consolidated Statements of Retained Earnings】

(Millions of yen)

		For the year ended March 31, 2003		For the year ended March 31, 2004		Fluctuation
Description	Note No.	Amount		Amount		Increase/ decrease
(Retained earnings)						
Balance at beginning of year			198,956		220,852	21,895
Addition:						
Net income		27,911	27,911	34,781	34,781	6,870
Deduction:						
Cash dividends paid		5,892		5,892		
Directors' bonus		124		114		
(included statutory auditors')		(5)	6,016	(5)	6,006	(10)
Balance at end of year			220,852		249,628	28,775

4. 【Consolidated Statements of Cash Flows】

(Millions of yen)

		For the year ended March 31, 2003	For the year ended March 31, 2004	Fluctuation
Description	Note No.	Amount	Amount	Increase/ decrease
Cash flows from operating activities				
Income before income taxes and minority interests		70,050	94,773	
Depreciation and amortization		2,463	4,049	
(Gain) loss on retirement and sales of tangible fixed assets		(15)	58	
Amortization of goodwill		168	168	
Provision for allowance for doubtful accounts		14	123	
Provision for allowance for recoverable accounts under production sharing		16,355	11,284	
(Reversal of) provision for accrued retirement benefits		163	(141)	
Interest and dividend income		(1,405)	(1,711)	
Interest expense		689	1,816	
Gain on sales of marketable securities		(16)	-	
Loss on sales of marketable securities		2	-	
Loss on devaluation of investment securities		26	-	
Foreign exchange (gain) loss		1,977	(11,980)	
Equity in losses (earnings) of affiliates		1,503	(452)	
Gain on sales of mining rights		-	(1,497)	
Gain on sales of investment securities		(242)	(63)	
Loss on sales of investment securities		63	-	
Accounts receivable		(2,259)	(2,521)	
Recovery of recoverable accounts under production sharing (capital expenditure)		14,212	21,744	
Recovery of recoverable accounts under production sharing (operating expenditures)		(14,685)	(13,827)	
Inventories		(567)	480	
Accounts payable		(458)	(266)	
Other receivables		(1,555)	(389)	
Accrued expenses		1,829	541	
Long-term accrued expenses		1,410	(741)	
Advance payments received		4,795	(2,160)	
Bonuses to directors and statutory auditors		(124)	(114)	
Other		1,871	(827)	
Subtotal		96,268	98,348	2,080
Interest and dividends received		2,397	2,471	
Interest paid		(718)	(1,322)	
Income taxes paid		(46,664)	(55,033)	
Net cash provided by operating activities		51,282	44,464	(6,818)

		For the year ended March 31, 2003	For the year ended March 31, 2004	Fluctuation
Description	Note No.	Amount	Amount	Increase/ decrease
Cash flows from investing activities				
Decrease in short-term investments		90	-	
Purchases of marketable securities		(2,423)	-	
Proceeds from sales of marketable securities		38,691	20,706	
Purchases of tangible fixed assets		(8,916)	(8,920)	
Proceeds from sales of tangible fixed assets		236	22	
Purchase of intangible assets		(5)	(0)	
Proceeds from sales of intangible assets		-	0	
Purchase of investment securities		(59,675)	(19,661)	
Proceeds from sales of investment securities		29,864	3,685	
Investment in recoverable accounts under production sharing (capital expenditure)		(39,412)	(58,997)	
Additional acquisition of shares of consolidated subsidiary		-	(633)	
Decrease in short-term loans receivables, net		0	1	
Long-term loans made		(8)	(0)	
Collection of long-term loans receivables		4	2	
Purchase of mining rights		-	(163,511)	
Proceeds from sales of mining rights		-	3,052	
Proceeds of subsidiaries' stock resulting from the change in the scope of consolidation		-	3,992	
Other		1,020	2,139	
Net cash used in investing activities		(40,533)	(218,121)	(177,588)
Cash flows from financing activities				
Proceeds from long-term debt		17,381	136,028	
Repayment of long-term debt		(148)	(195)	
Proceeds from minority interests for additional shares		9,901	30,320	
Cash dividends paid		(5,892)	(5,892)	
Restricted cash deposited		-	(9,140)	
Other		(4)	-	
Net cash provided by financing activities		21,237	151,120	129,883
Effect of exchange rate changes on cash and cash equivalents		(3,348)	(1,295)	2,053
Net increase (decrease) in cash and cash equivalents		28,638	(23,831)	(52,470)
Cash and cash equivalents at beginning of yea		49,775	78,414	28,638
Cash and cash equivalents at end of year		78,414	54,582	(23,831)

Basis of Presenting Consolidated Financial Statements

Item	For the year ended March 31, 2003	For the year ended March 31, 2004
1. Scope of consolidation	No. of consolidated subsidiaries: 25 Major subsidiaries: INPEX Natuna, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., INPEX Sahul, Ltd., INPEX North Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela Ltd. During this fiscal year period: No. of new companies included in consolidated subsidiaries 4 No. of companies excluded from consolidated subsidiaries 2 Details for the above changes: (1) INPEX Offshore North Mahakam, Ltd., INPEX Offshore South Sulawesi, Ltd., INPEX BTC Pipeline, LTD. and INPEX DLNGPL Pty Ltd has been included due to establishment of the companies. (2) INPEX Sabo Timor Sea, Ltd. and INPEX Offshore Bunyu, Ltd., has been excluded due to completion of liquidation. Unconsolidated subsidiary: None	No. of consolidated subsidiaries: 27 Major subsidiaries INPEX Natuna, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., INPEX Sahul, Ltd., INPEX North Caspian Sea, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela Ltd. During this fiscal year: No. of new companies included in consolidated subsidiaries 3 No. of companies excluded from consolidated subsidiaries 1 Details for the above changes: (1) INPEX Jawa, Ltd., and INPEX Smatra, Ltd., has been included due to increase of the shareholding ratio. (2) Azadegan Oil Development, Ltd., has been included due to establishment of the company. (3) INPEX West Natuna, Ltd., has been excluded due to completion of liquidation Unconsolidated subsidiary: Same as on the left
2. Application of equity method	Unconsolidated subsidiary accounted for by the equity method: None No. of affiliates accounted for by the equity method: 10 Major affiliates: INPEX Jawa, Ltd., MI Berau B.V., ALBACORA JAPAO PETROLEO LTDA, INPEX Offshore North Campos, Ltd. During this fiscal year: No. of companies newly included in affiliates accounted for by equity method: 1 No. of companies excluded from affiliates accounted for by the equity method: 1 Details for the above changes: (1) JJI S&N B.V. has been included in affiliates accounted for by the equity method due to new investment. (2) JIT Kazakhstan, Ltd. has been excluded form affiliates accounted for by the equity method due to the completion of liquidation. Procedures for application of equity method: Regarding affiliates accounted for by the equity method that have a different closing date than the consolidated closing date for the year, we use the financial statements of each company.	Unconsolidated subsidiary accounted for by the equity method: Same as on the left No. of affiliates accounted for by the equity method : 8 Major affiliates: MI Berau B.V., ALBACORA JAPAO PETROLEO LTDA, INPEX Offshore North Campos, Ltd. During this fiscal year year: No. of companies excluded from affiliates accounted for by the equity method: 2 Details for the above changes: (1) Japex AC, Ltd., has been deleted by completion of liquidation. (2) INPEX Jawa, Ltd., has been included in consolidated subsidiary due to increase of the shareholding ratio as a result of acquisition of additional shares and, therefore, has been excluded from affiliates accounted for by the equity method. Procedures for application of equity method: Same as on the left

<table>
<tr><th>Item</th><th>For the year ended March 31, 2003</th><th>For the year ended March 31, 2003</th></tr>
<tr><td>3. Closing dates for the fiscal year of consolidated subsidiaries</td>
<td>Companies for which the closing date for the fiscal year differs from the consolidated closing date are as follows.
<table>
<tr><th>Company</th><th>Closing date</th><th>Note</th></tr>
<tr><td>INPEX ABK, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Tengah, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX East Arguni, Ltd</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX West Arguni, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Browse, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Rabe Timor Sea, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Masera Arafura Sea, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Northeast Mahakam, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Southwest Caspian Sea, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX South Natuna, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Timor Sea, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Sahul, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Alpha, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX North Makassar, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Northeast Sahara, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX North Caspian Sea, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX North Natuna, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX West Natuna, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Offshore North Mahakam, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Offshore South Sulawesi, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX BTC Pipeline, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX DLNGPL Pty Ltd</td><td>Dec. 31</td><td>1</td></tr>
</table>
Note 1. We used the financial statements of the consolidated subsidiaries as of their closing date for the fiscal year. However, the necessary adjustments have been made to the financial statements of those companies to reflect any significant transactions made between the Company's closing date and those of the consolidated subsidiaries.</td>
<td>Companies for which the closing date for the fiscal year differs from the consolidated closing date are as follows.
<table>
<tr><th>Company</th><th>Closing date</th><th>Note</th></tr>
<tr><td>INPEX ABK, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Tengah, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX East Arguni, Ltd</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX West Arguni, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Browse, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Rabe Timor Sea, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Masera Arafura Sea, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Northeast Mahakam, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Southwest Caspian Sea, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX South Natuna, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Timor Sea, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Sahul, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Alpha, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX North Makassar, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Northeast Sahara, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX North Caspian Sea, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX North Natuna, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Offshore North Mahakam, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX Offshore South Sulawesi, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>Azadegan Petroleum Development, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX BTC Pipeline, Ltd.</td><td>Dec. 31</td><td>1</td></tr>
<tr><td>INPEX DLNGPL Pty Ltd</td><td>Dec. 31</td><td>1</td></tr>
</table>
Note 1. We used the financial statements of the consolidated subsidiaries as of their closing date for the fiscal year. However, the necessary adjustments have been made to the financial statements of those companies to reflect any significant transactions made between the Company's closing date and those of the consolidated subsidiaries.</td></tr>
<tr><td>4. Accounting policies
1) Valuation method of significant assts</td>
<td>(1) Securities
Other securities
With a determinable market value
Other securities with a determinable market value are stated at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Cost of securities sold is determined by the moving average method.

Without a determinable market value
Other securities without a determinable market value are stated at cost determined by the moving average method.
(2) Inventories
Inventories are stated principally at cost determined by the average method</td>
<td>(1) Securities
Other securities
With a determinable market value
Same as on the left

Without a determinable market value
Same as on the left

(2) Inventories
Same as on the left</td></tr>
</table>

Item	For the year ended March 31, 2003	For the year ended March 31, 2004
2) Depreciation method of significant depreciable assets	(1) Tangible fixed assets Depreciation of tangible fixed assets is determined primarily by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method, at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. However, depreciation of certain mining facilities of two domestic subsidiaries is computed by the unit-of-production method. (2) Intangible assets Exploration and development rights at the exploration stage are fully amortized in the year such rights are acquired Other intangible assets are amortized primarily by the straight-line method at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. Capitalized computer software costs are being amortized over a period of five years.	(1) Tangible fixed assets Same as on the left (2) Intangible assets Exploration and development rights at the exploration stage are fully amortized in the year such rights are acquired and those at the production stage are amortized by the unit-of-production method. Other intangible assets are amortized by the straight-line method at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. Capitalized computer software costs are being amortized over a period of five years.
3) Accounting for deferred assets	Defered assets are charged to income as incurred.	Same as on the left
4) Basis for significant allowances	(1) Allowance for doubtful receivables The allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties. (2) Allowance for recoverable accounts under production sharing An allowance for recoverable accounts under production sharing is provided for probable losses on investments made during the exploration phase under production sharing contracts arising from the failure to discover commercial oil and gas. (3) Allowance for investment in exploration The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.	(1) Allowance for doubtful receivables Same as on the left (2) Allowance for recoverable accounts under production sharing Same as on the left (3) Allowance for investment in exploration Same as on the left

Item	For the year ended March 31, 2003	For the year ended March 31, 2004
	(4) Accrued employees' retirement benefits Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the year. Because the Company and subsidiaries are classified as small enterprises, we employ a simplified method (at the amount which would be required to be paid if all active employees voluntarily terminated their employment as of the balance sheet date) for the calculation of the retirement benefit obligation. (5) Accrued officers' retirement benefits Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules.	(4) Accrued employees' retirement benefits Same as on the left (5) Accrued officers' retirement benefits Same as on the left
5) Translation of consolidated subsidiaries' significant assets and liabilities denominated in foreign currencies into yen in preparation of their financial statements 6) Accounting for important leases	Monetary assets and liabilities denominated in foreign currencies are translated into yen at the exchange rates prevailing at the balance sheet date. The resulting exchange gain or loss is credited or charged to income. The revenue and expense accounts of the overseas subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date. Except for the components of shareholders' equity, the balance sheet accounts are also translated into yen at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical exchange rates. Translation adjustments are presented as a component of shareholders' equity and minority interests. Non-cancelable leases are primarily accounted for as operating leases except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	Same as on the left Same as on the left

Item	For the year ended March 31, 2003	For the year ended March 31, 2004
(7) Other significant issues for preparation of the consolidated financial statements	(1) Consumption tax Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax. . (2) Recoverable accounts under production sharing Cash investments made by the Company during exploration, development and production phases under a production sharing contract are recorded as "Recoverable accounts under production sharing" so long as they are recoverable under the terms of the relevant contract. When the Company receives the natural gas and crude oil in accordance with the contract, an amount corresponding to the purchase costs of the products (i.e., a cost recovery portion of the investments) is released from this account (3) Accountg for Treasury stock and Reversal of Legal Reserves Effective April 1, 2002, the Company adopted "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" (Accounting Standard No.1 issued by the Accounting Standards Board of Japan on February 21, 2002). The effect of the adoption of these standard was insignificant. (4) Accounting standard for net income per share Effective April 1, 2002, the Company adapted "Accounting Standard for Net Income per Share" (Accounting Standard No. 2 issued by the Accounting Standards Board of Japan on September 25, 2002) and the "Application Guideline for Accounting Standard for Net Income Per Share" (Application Guideline for Accounting Standards No 4 issued by the Accounting Standards Board of Japan on September 25, 2002). The impact of the adoption of the new standard and the application guideline has been disclosed in "Per share information".	(1) Consumption tax Same as on the left (2) Recoverable accounts under production sharing Same as on the left (3) Accountg for Treasury stock and Reversal of Legal Reserves ―――――― (4) Accounting standard for net income per share ――――――
5 Valuation of assets and liabilities of consolidated subsidiaries	The assets and liabilities of consolidated subsidiaries are valued at their fair values as of their dates of aquisition. However, historical value is used for those considered insignificant.	Same as on the left
6 Amortization of goodwill	Goodwill is amortized using a straight-line method over the period no more than 20 years.	Same as on the left
7 Treatment of appropriation of retained earnings	The statements of consolidated retained earnings are prepared based on the finalized distribution of profit finalized during the year.	Same as on the left
8 Scope of cash and cash equivalents in the consolidated statements of cash flows	Cash (cash and cash equivalents) in the consolidated statement of cash flow consisted of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments with a maturity of three months or less when purchased which can easily be converted to cash and are subject to little risk of change in value.	Same as on the left

Notes

(Consolidated Balance Sheetss)

As of March 31, 2003	As of March 31, 2004
*1 Accumulated depreciation Accumulated depreciation of tangible fixed assets was ¥21,405 million.	*1 Accumulated depreciation Accumulated depreciation of tangible fixed assets was ¥23,145 million.
*2 The Company have invested in unconsolidated subsidiaries and related companies. Investment securities (equities) ¥22,285 million	*2 The Company have invested in unconsolidated subsidiaries and related companies. Investment securities (equities) ¥13,679 million
________________	*3 Pledged assets Cash and deposits of ¥9,140 million were pledged as collateral for long-term borrowings of ¥83,090 million and guarantee obligation of ¥7,264 million. In addition, investment securities of ¥2,722 million were pledged as collateral for the BTC pipeline project financing.
4 Contingent liabilities The Company and its consolidated subsidiaries were contingently liable as guarantors of indebtedness of the following companies: Millions of yen Sakhalin Oil and Gas Development Co., Ltd: 905 ALBACORA JAPAO PETROLEO LIMITADA: 4,799 JJI S&N B.V.: 3,963 Total: 9,669	4 Contingent liabilities The Company and its consolidated subsidiaries were contingently liable as guarantors of indebtedness of the following companies: Millions of yen Sakhalin Oil and Gas Development Co., Ltd: 1,918 ALBACORA JAPAO PETROLEO LIMITADA: 3,514 JJI S&N B.V.: 4,028 Total: 9,461 In addition, INPEX BTC Pipeline, LTD, a consolidated subsidiary, was contingently liable as guarantor of indebtedness of BTC Pipeline Project Finance in the amount of ¥4,330 million until BTC Pipeline project completion (guarantee for completion).
*5 Our total number of shares issued and outstanding as of March 31, 2003, was 589,200.	*5 Our total number of shares issued and outstanding as of March 31, 2004, was 589,200.

(Consolidated Statements of Income)

For the year ended March 31, 2003	For the year ended March 31, 2004
*1. Major accounts and amounts included in selling, general and administrative expenses were as follows: Millions of yen Personnel expenses: 2,738 (Including provision for accrued officers' retirement benefits: 142) (Include provision for accrued employees' retirement benefits: 155) Travel and transportation expenses: 314 Depreciation expenses: 452 Petroleum resource rent tax: 1,201	*1. Major accounts and amounts included in selling, general and administrative expenses were as follows: Millions of yen Personnel expenses: 3,254 (Including provision for accrued officers' retirement benefits: 139) (Include provision for accrued employees' retirement benefits: 103) Travel and transportation expenses: 402 Depreciation expenses: 2,329
*2 Research and development expenses included in general and administrative expenses ¥64 million	*2 Research and development expenses included in general and administrative expenses ¥56 milion

(Consolidated Statements of Cash Flows)

For the year ended March 31, 2003	For the year ended March 31, 2004
1 Cash and cash equivalents as of the balance sheet date are reconciled to the accounts reported in the consolidated balance sheet as follows:	1 Cash and cash equivalents as of the balance sheet date are reconciled to the accounts reported in the consolidated balance sheet as follows:

For the year ended March 31, 2003

	Millions of yen
Cash and deposits	78,414
Time deposits which a maturity exceeds three months	-
Cash and cash equivalents at end of year	78,414

―――――――――

For the year ended March 31, 2004

	Millions of yen
Cash and deposits	63,722
Time deposits pledged	(9,140)
Cash and cash equivalents at end of year	54,582

2 Condensed financial position of newly consolidated subsidiaries.

Following are the assets and and liabilities of INPEX Jawa, Ltd. and INPEX Smatra, Ltd. which become consolidated subsidiaries during the year following the acquisition of their stock.:

	Millions of yen
Current assets	13,916
Fixed assets	2,539
Current liabilities	(34)
Long-term liabilities	(0)
Minority interests	(2,526)
Minority interests in the Company in INPEX Jawa, Ltd. and INPEX Smatra, Ltd.	(5,126)
Purchase of stock of INPEX Jawa, Ltd. and INPEX Smatra, Ltd.	8,768
Cash and cash equivalents held by INPEX Jawa, Ltd. and INPEX Smatra, Ltd.	(12,761)
Net proceeds from the acquistion of shares of INPEX Jawa, Ltd. and INPEX Smatra, Ltd.	3,992

3 Summary of the increase in assets and liabilities following the acquisition of interests

Brakedown is as follows:
Mining rights for Azeri-Chiragu-deepwater-Gunashiri fields

	Millions of yen
Current assets	5
Fixed assets	164,494
Current liabilities	(988)
Payment for the acquisition	(163,511)

4 Summary of the decrease in assets and liabilities following the sales of interests.
Breakdown is as follows:
A part of mining right of Bayu Undan Unit rights

	Millions of yen
Current assets	21
Fixed assets	1,737
Current liabilities	(203)
Subtotal	1,555
Gain on sales of mining rights	(1,497)
Proceeds from sales of mining rights	3,052

(Lease)

Description is omitted because of data disclosure via EDINET.

(Securities)

Precious fiscal year

1 Other securities with determinable market value as of March 31, 2003

Type of securities	Acquisition costs (Millions of yen)	Carrying value (Millions of yen)	Unrealized gain (loss) (Millions of yen)
Securities whose carrying value exceeds their acquisition costs			
(1) Stocks	76	83	7
(2) Bonds			
①National and local government bonds	40,535	40,863	327
②Corporate bonds	15,903	16,013	109
③Other	—	—	—
(3) Other	—	—	—
Sub total	56,516	56,960	444
Securities whose acquisition costs exceeds their carrying value			
(1) Stocks	194	180	(14)
(2) Bonds			
①National and local government bonds	20,200	20,197	(3)
②Corporate bonds	1,204	1,200	(4)
③Other	—	—	—
(3) Other	—	—	—
Sub total	21,600	21,577	(22)
Total	78,116	78,538	421

(Note) The Company recognized impairment loss of ¥26 million during the year ended March 31, 2003

2 Other securities sold during the year ended March 31, 2003

Proceeds form sales (Millions of yen)	Gain on sales (Millions of yen)	Loss on sales (Millions of yen)
68,555	259	65

3 Other securites without a determinable market value as of March 31, 2003

Type of securities	Carring value (Millions of yen)
Other securities	
Unlisted stock	12,685
Trust beneficiary certificates	3,529

(Note) An allowance is provided for investments in exploration companies included in unlisted stocks above at an estimated amount based on the net assets of the investees.

4 The redemption schedule for securities with maturity date classified as other securities as of March 31, 2003

Type of securities	Due in one year (Millions of yen)	Due after one year through five years (Millions of yen)	Due after five years through ten years (Millions of yen)	Due after ten years (Millions of yen)
(1) Bonds				
①National and local government bonds	13,173	47,148	738	—
②Corporates	7,691	9,522	—	—
③Other	—	—	—	—
(2) Other	—	3,529	—	—
Total	20,865	60,200	738	—

Fiscal Year (FY 2004)

1 Other securities with determinable market value as of March 31, 2004

Type of securites	Acquisition costs (Millions of yen)	Carrying value (Millions of yen)	Unrealized gain (loss) (Millions of yen)
Securities whose carrying value exceeds their acquisition costs			
(1) Stocks	209	282	72
(2) Bonds			
①National and local government bonds	29,983	30,074	91
② Corporate bonds	5,966	6,001	34
③ Other	—	—	—
(3) Other	—	—	—
Sub total	36,160	36,358	198
Securities whose acquisition costs exceeds their carrying value	77	70	(6)
(1) Stocks	24,141	24,108	(32)
(2) Bonds	3,221	3,221	(0)
①National and local government bonds	—	—	—
②Corporate bonds	—	—	—
③Other			
(3) Other			
Sub total	27,440	27,400	(40)
Total	63,600	63,758	158

2 Other securities sold during the year ended March 31, 2004

Proceeds form sales (Millions of yen)	Gain on sales (Millions of yen)	Loss on sales (Millions of yen)
24,391	63	—

3 Other securites without a determinable market value as of March 31, 2004

Type of securities	Carring value (Millions of yen)
Other securities	
Unlisted stock	17,402
Trust beneficiary certifucates	3,509

(Note) An allowance is provided for investments in exploration companies included in unlisted stocks above at an estimated amount based on the net assets of the investees.

4 The redemption schedule for securities with maturity date classified as other securities as of March 31, 2004

Type of securities	Due in one year (Millions of yen)	Due after one year through five years (Millions of yen)	Due after five years through ten years (Millions of yen)	Due after ten years (Millions of yen)
(1) Bonds				
①National and local government bonds	10,645	43,537	—	—
②Corporates bonds	4,824	4,397	—	—
③Other	—	—	—	—
(2) Other	3,509	—	—	—
Total	18,979	47,935	—	—

(Delivative)

Fiscal year of 2003 (April 1, 2002 through March 31, 2003)
None

Fiscal year of 2004 (April 1, 2003 through March 31, 2004)
None

(Retirement Benefits)

For the year ended March 31, 2003		For the year ended March 31, 2004	
1 Outline of adapted retirement benefis plan Lump-sum payment on retirement: Adapting lump-sum retirement plan per the rule of retirement benefits plan)		1 Outline of adapted retirement benefis plan Same as on the left	
2 Retirement benefits oligation	Millions of yen	2 Retirement benefits obligation	Millions of yen
Retirement benefit obligation	(791)	Retirement benefit obligation	(783)
Accrued retirement benefits	(791)	Accured retirement benefits	(783)
3 Retirement benefit expenses	Millions of yen	3 Retirment benefit expenses	Millions of yen
Service cost	155	Service cost	103
Retirement benefit expenses	155	Retirement benefit expenses	103
4 Accounting for retirement benefit obligation Simplified method (per the rule of retirement benefit plan)		4 Accounting for retirement benefit obligation Same as on the left	

(Tax Accounting)

As of Maerch 31, 2003		As of Maerch 31, 2004	
1 The significant components of deferred tax assets and liabilities are summarized as follows:	(Millions of yen)	1 The significant components of deferred tax assets and liabilities are summarized as follows:	(Millions of yen)
Deferred tax assets:		Deferred tax assets	
Investing in related parties	23,915	Investing in related parties	29,259
Loss on devaluation of land	4,547	Loss on devaluation of land	4,547
Allowance for investment in exploration	3,843	Recoverable accounts under production sharing (Foreign taxes)	6,778
Allowance for recoverable accounts under production sharing	2,793	Allowance for investment in exploration	2,558
Net operating loss	1,634	Allowance for recoverable accounts under production sharing	670
Accumulated amortization of development costs	998	Net operating loss	4,757
Accrued retirement benefits	453	Accumulated amortization of development costs	545
Other	4,040	Accrued retirement benefits	402
Total gross deferred tax assets	42,227	Other	4,598
Valuation allowance	(39,104)	Total gross deferred tax assets	54,119
Total deferred tax assets	3,122	Valuation allowance	(45,177)
Deferred tax liabilities:		Total deferred tax assets	8,942
Foreign taxes	2,676	Deferred tax liabilities	
Other	1,592	Foreign taxes	9,881
Total deferred tax liabilities	4,268	Other	5,425
Net deferred tax liabilities	1,145	Total deferred tax liabilities	15,306
		Net deferred tax liabilities	6,366
Net amount of deferred tax liabilities were included in the following accounts on consolidated balance sheets	(Millions of yen)	Net amount of deferred tax liabilities were included in the following accounts on consolidated balance sheets	(Millions of yen)
Current assets—Deferred tax assets	53	Current assets—Deferred tax assets	43
Fixed assets—Deferred tax assets	1,497	Fixed assets—Deferred tax assets	4,205
Current liabilities—Other	(3)	Current liabilities—Other	(300)
Long-term liabilities—Deferred tax liabilities	(2,693)	Long-term liabilities—Deferred tax liabilities	(10,314)
2 The effective tax rates reflected in the consolidated statements of income for the year differ from the staturoty rate for the following reasons:		2 A reconciliation of the differences between the statutory tax rate and the effective tax rates when tax-effect accounting is applied is as follows:	
Statutory tax rate	36.2%	Statutory tax rate	36.2%
(Adjustment)		(Adjustment)	
Permanent differences such as entertainment expenditures	0.1%	Permanently nondeductible expenses such as entertainment expenditures	0.1%
Permanent differences such as dividend income	(0.0%)	Permanent exclusion from gross revenue such as dividend income	(0.0%)
Valuation allowance	5.7%	Valuation allowance	0.7%
Foreign tax credit	(39.9%)	Foreign tax credit	(29.5%)
Foreign taxes	67.9%	Foreign taxes	54.0%
Equity in losses of affiliates	0.7%	Equity in earnings of affiliates	(0.6%)
Other	2.4%	Other	1.9%
Effective tax rates	73.1%	Effective tax rates	62.8%

(Segment Information)

【Segment information by business category】

FY2003 (April 1, 2002 through March 31, 2003)

Segment information by category has been omitted because the crude oil and natural gas business accounts for more than 90% of total sales and operating income, as well as more than 90% of total assets.

FY2004 (April 1, 2003 through March 31, 2004)

Segment information by category has been omitted because the crude oil and natural gas business accounts for more than 90% of total sales and operating income, as well as more than 90% of total assets.

【Geographical segment information】

FY2003 (April 1, 2002 through March 31, 2003)

(Millions of yen)

	Asia-Oceania	Other	Total	Elimination	Consolidated
I. Net sales and operating income					
Net sales					
(1) Sales to third parties	196,986	4,547	201,533	—	201,533
(2) Intergroup sales and transfers	—	—	—	—	—
Total sales	196,986	4,547	201,533	—	201,533
Operating expenses	100,733	3,654	104,387	(124)	104,263
Operating income	96,252	892	97,145	124	97,270
II. Total assets	176,649	8,788	185,438	153,308	338,747

(Notes) 1. Countries and areas are segmented based on their geographic proximity and their mutual operational relationships.

2 Major countries and areas that belong to segments other than Japan are as follows:

(1) Asia-Oceania····Indonesia, Australia and East Timor

(2) Other ····United Arab Emirates

3 The whole company's assets of ¥153,308 million under the column of the elimination or the whole company was mainly comprised by holding company's cash and deposits, securities, investing securities and assets belonged to administration departments.

FY2004 (April 1, 2003 through March 31, 2004)

(Millions of yen)

	Asia-Oceania	NIS	Other	Total	Elimination	Consolidated
I. Net sales and operating income						
Net sales						
(1) Sales to third parties	211,422	—	7,408	218,831	—	218,831
(2) Intergroup sales and transfer	—	6,506	—	6,506	(6,506)	—
Total	211,422	6,506	7,408	225,337	(6,506)	218,831
Operating expenses	121,426	4,754	5,440	131,621	(6,666)	124,954
Operating income	89,995	1,752	1,968	93,716	159	93,876
II. Total assets	214,326	191,697	6,410	412,434	112,864	525,298

(Notes) 1. Countries and areas are segmented based on their geographic proximity and their mutual operational relationships.

2 Major countries and areas that belong to segments other than Japan are as follows:

(1) Asia-Oceania····Indonesia, Australia and East Timor

(2) NIS ····Republic of Kazakhstan, Republic of Azerbaijan

(3) Other ····United Arab Emirates, Islamic Republic of Iran

3 The whole company's assets of ¥112,879 million under the column of the elimination or the whole company was mainly comprised by holding company's cash and deposits, securities, investing securities and assets belonged to administration departments.

4 Change of classification of region

In the past, NIS was included in the other region, however, NIS have exceeded their share more than 10% in total assets. We have shown them explicitly.

In FY2003, ¥94 million of operating loss and ¥2,390 million of assets attributed to NIS. There were no net sales to third parties as well as intergroup sales and transfer.

【Oversea sales】

FY2003 (April 1, 2002 through March 31, 2003)

(Millions of yen)

	Asia	Other	Total
Oversea sales	57,418	5,737	63,155
Consolidated net sales			201,533
Oversea sales as a percentage of consolidated net sales	28.5	2.8	31.3

(Notes) 1. Countries and areas are segmented based on their geographic proximity.

2 Major countries and areas that belong to segments other than Japan are as follows:

(1) Asia ・・・・South Korea, Taiwan, Indonesia, Singapore

(2) Other・・・・Australia

3 Overseas sales consisted of export sales of the Company and its domestic consoridated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.

FY2004 (April 1, 2003 through March 31, 2004)

(Millions of yen)

	Asia	Other	Total
Oversea sales	58,089	6,257	64,346
Consolidated net sales			218,831
Oversea sales as a percentage of consolidated net sales	26.5	2.9	29.4

(Notes) 1. Countries and areas are segmented based on their geographic proximity.

2 Major countries and areas that belong to segments other than Japan are as follows:

(1) Asia ・・・・South Korea, Taiwan, Indonesia, Singapore

(2) Other・・・・Australia

3 Overseas sales consisted of export sales of the Company and its domestic consoridated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.

【Related party transactions】

FY2003 (April 1, 2002 through March 31, 2003)

1 Holding company and major corporate shareholders

None

2 Director and major individual shareholders

None

3 Subsidiaris

Classification	Name	Address	Capital or investments	Description of business	Holding (being held)ratio of voting rights	Description of relation		Contents of transaction	Transaction amount (Millions of yen)	Item	Balance at the end of fiscal year (Millions of yen)
						Interlocking directors	Relations in business				
Affiliate accounted for by the equity method	JJI S&N B.V.	Amsterdam, Kingdom of the Netherlands	33,590 Thousands of Euro	Exploration and development of crude oil and natural gas	25%	2	Investment and debt guarantee	Debt guarantee	3,963	-	-
Affiliate accounted for by the equity method	Albacora Japão Petróleo Limitada	Rio de Janeiro, Federative republic of Brazil	29,525 Thousands of Real	Leasing of production facilities	50%	—	Investment and debt guarantee	Debt guarantee	4,799	-	-

4 Fellow subsidiaris

None

FY2004 (April 1, 2003 through March 31, 2004)

1 Holding company and major corporate shareholders

Classification	Name	Address	Investment (Millions of yen)	Description of business	Holding (being held)ratio of voting rights	Description of relation		Contents of transaction	Transaction amount (Millions of yen)	Item	Balance at the end of fiscal year (Millions of yen)
						Interlocking directors	Relations in business				
Major shareholder	Japan National Oil Corporation	Chiyoda-ku, Tokyo	1,223,193	Assets administration including establishment of a core company	(50%)	—	Investment	Acquisition of securities	9,402	-	-

2 Director and major individual shareholders

None

3 Subsidiaries

None

4 Fellow subsidiaris

None

(Per share information)

Item	For the year ended March 31, 2003	For the year ended March 31, 2004)
Net assets per share	¥430,169.19	¥471,826.00
Net income per share	¥47,178.51 Fully diluted net income per share has not been reported because of no issuing of residual securities such as convertible bond. Effective April 1, 2002, the Company adapted "Accounting Standard for Net Income per Share" (Accounting Standard No. 2 issued by the Accounting Standards Board of Japan on September 25, 2002) and the "Application Guideline for Accounting Standard for Net Income Per Share" (Application Guideline for Accounting Standards No 4 issued by by the Accounting Standards Board of Japan on September 25, 2002). If the same stated had been adopted for the year ended March 31, is as follows Net assets per share ¥391,550.10 Net income per share ¥46,642.47	¥58,838.76 Fully diluted net income per share has not been reported because of no issuing of residual securities such as convertible bond.

(Note) Net income per share is calculated based on the following:

	For the year ended March 31, 2003	For the year ended March 31, 2004
Net income (Millions of yen)	27,911	34,781
Amount not attributable to common stockholders (Millions of yen)	114	114
(Directore's bonuses as appropriation of profit)	(114)	(114)
Net income attributable to common stockholders (Millions of yen)	27,797	34,667
The average number of shares (Thousand of shares)	589	589

(Significant Subsequent Event)

For the year ended March 31, 2003	For the year ended March 31, 2004
On May 28, 2003, INPEX Southwest Caspian Sea Ltd., consolidated subsidiary of the Company, obtained total amount of US$966.15 million of joint financing, comprised of Japan Bank for International Cooperation, Mizuho Corporate Bank and The Bank of Tokyo-Mitsubishi, Ltd., to finance for acquiring interests in Azeri-Chirag oil field and Deepwater oil field of Gunashli of Republic of Azerbaijan.	1. Shear exchange with Japan Oil Development Co., Ltd. At the meeting of the Board of Directors held on March 29, 2004, it was resolved that Japan Oil Development Co., Ltd., would become our wholly owned subsidiary through a share exchange. The share exchange contract was signed on the same day. The share exchange contract was approved at the extraordinary general meeting of the shareholders held on April 15, 2004. (1) Outline of the share exchange ① Purpose of the share exchange As we intend to become a core company to promote the oil development business in Japan, we are seeking to diversify in our business operations. It was deemed desirable for our group to have Japan Oil Development Co., Ltd., to be our wholly owned subsidiary in terms of diversifying our regions, balancing between crude oil and natural gas, balancing between operators and non-operators, and ensuring current stable production and future increases of production; the Company had been producing and selling crude oil in the United Arab Emirates for many years as an operator. ② Content of the share exchange The Company acquired from Japan Oil Development Co., Ltd., in accordance with Articles 352 or 363 of the Commercial Code. ③ Date of the share exchange May 17, 2004 ④ Number of the shares issued and exchanged under the share exchange contract The company issued 50,744.25 new shares of common stock and exchanged them for 2 shares of Japan Oil Development Co., Ltd.'s common stock held by Japan National Oil Corporation. ⑤ Incremental common stock and additional paid-in capital No increase in common stock was required due to the share exchange, but additional paid-in capital was required to be increased by ¥62,402 million. ⑥ Effective date for dividend April 1, 2004 (2) Brief summary of Japan Oil Development Co., Ltd. Representative Shigeru Usui, President Capital: ¥18,800 million Address: 5-6-6, Hiroo, Shibuya-ku, Tokyo Major business: Exploration and development of crude oil and selling crude oil ① Operating income and net income (year ended December 31, 2003) Operating income ¥259,696 million Net loss ¥58,602 million The above amounts reflect civil rehabilitation-related gain of ¥124,545 million and civil rehabilitation-related loss of ¥192,396 million.

For the year ended March 31, 2003)	For the year ended March 31, 2004
	② Assets, liabilities and shareholders' equity (as of December 31, 2003)

(Millions of yen)

Current assets	104,777	Current liabilities	154,647
Fixed assets	48,264	Long-term liabilities	23,770
Total assets	153,041	Total liabilities	178,417
		shareholders' equity	(25,375)
		(Capital	365,200)
		Total liabilities and shareholders' equity	153,041

As of December 31, 2003, Japan Oil Development Co., Ltd. was in the process of civil rehabilitation proceedings and the civil rehabilitation plan was completed on January 31, 2004. A summary of Japan Oil Development Co., Ltd.'s financial position as of March 31, 2004 is as follows:

(Millions of yen)

Current assets	73,629	Current liabilities	42,592
Fixed assets	47,595	Long-term liabilities	22,773
Total assets	121,225	Total liabilities	65,365
		Shareholders' equity	55,859
		(Capital	18,800)
		Total liabilities and shareholders' equity	121,225

2 Stock split

At the meeting of the Board of Directors held on April 15, 2004, it was resolved that the Company issued new shares for a stock split in the following manner.

(1) The Company made a 3-for-1 stock split effective May 18, 2004

① Increase in common shares as a result of the stock split
1,279,888.50 shares

② Details of stock split

We made a 3-for-1 stock split of the common stock whose stockholders are listed on the final shareholder list as of May 1, 2004. Shares and odd shares for the stock split included in 50,744.25 new shares issued through the share exchange with Japan Oil Development Co., Ltd., on May 17, 2004.

(2) Effective date for dividend
April 1, 2004

Had this stock split been made as of April 1, 2002, amounts per share information for the years ended March 31, 2003 and 2004 would have been as follows:

FY2003	FY2004
Net assets per share ¥143,389.73	Net assets per share ¥157,275.33
Net earnings per share ¥15,726.17	Net earnings per share ¥19,612.92

For the year ended March 31, 2003	For the year ended March 31, 2004
	3. Issuance of special class share At the meeting of the Board of Directors held on April 15, 2004, it was resolved that the Company amend its Articles of Incorporation and issue one special class share, and the resolution was approved by the extraordinary general meeting of the shareholders held on May 10, 2004. The category of shares, number of shares to be issued and issuing price were designated as follows. Special class share (1) Method of subscription All shares were issued to Japan National Oil Corporation by allocation to a third party. (2) Number of new shares issued One share (3) Issue Price Same price as the offer price of the offering of the Company's common stock on condition of the resolution under the Article 280-2, Section 2, of the Commercial Code (4) Total issue value Number of shares issued multiplied by the issuing price (5) Due date for payment To be determined (6) Voting rights A special class share has no voting rights at the general shareholders meeting (7) Provisions for matters requiring resolution at the general meeting of the special class shareholder The following matters require resolution of the general shareholders meeting of the special class stock shareholder. ① At the time of a resolution for the appointment or removal of directors at a general meeting of shareholders, 20% or more of the voting rights attached to shares of our common stock are held by a single non-public entity or a single non-public entity and its joint shareholders ② Disposition of all or part of the material assets ③ In the case of the Company's subsidiary disposing of important assets, the Company exercises voting rights at the general shareholders meeting of its subsidiary. ④ Amendment to the Article of Incorporation with respect to (i) the objectives of the Company or (ii) granting voting rights to any shares other than the common shares of the Company (except for the voting rights at meetings of the Special Class Shareholder already granted to the Special Class Share).

For the year ended March 31, 2003	For the year ended March 31, 2004
	⑤ Mergers, share exchanges and share transfers except for the following cases; (a) Mergers where the Company become the surviving company, unless 20% or more of the voting rights attached to shares of the Company's common stock are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such merger. (b) Share exchanges where the Company becomes a wholly-owning parent company, unless 20% or more of the voting rights attached to shares of the Company's common stock are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such share exchange. (c) Share transfers where a new holding company is established and the granting of class shares of such new holding company to the holder of our special class share with rights that are the same as those of our special class share under the new holding company's articles of incorporation is approved by resolution of the general meeting of shareholders for such share transfer, unless 20% or more of the voting rights attached to shares of common stock of the new holding company are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such share transfer. ⑥ Reduction of the Company's stated capital that results in a redemption of funds to shareholders. ⑦ Dissolution by resolution of the general shareholders meeting (8) Redemption ① Redemption of a special class share requires its shareholder's written request to the Company. ② If the special class share is transferred to a party other than the government of Japan, the Company may redeem such special class share by resolution of the Board of Directors regardless of the wishes of the special class shareholder. ③ The redemption price will be the market price on the day of request for ①, and for ②, the market price on the day before the redemption date (both the day of request and the day before the redemption date are referred to as "effective day"). If the common share is listed on the Tokyo Stock Exchange, the closing price of a common share on the effective day will be the market price of redemption. If a closing price does not exist on a effective day, then the redemption price will be the closing price on the day closest to the effective day. 4 Assignment of the mineral rights of INPEX North Makassar, Ltd. At the meeting of the Board of Directors held on September 2, 2004, it was resolved that INPEX North Makassar, Ltd., a majority owned subsidiary of the Company, would assign its mining rights and related obligations to a third party due to a decline in expected profitability. The assignment of the mining rights and related obligations is expected to become effective November 22, 2004, subject to an approval of the government of Republic of Indonesia. No gain or loss on the assignment of mining rights and related obligations will be recognized.

FY2004 Non-consolidated Financial Results

November 17, 2004

Company name	INPEX CORPORATION	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1604	Location of the head office	Tokyo

(URL http://www.inpex.co.jp/)

Representative	Kunihiko Matsuo, President
Contact person	Saiya Ito, Director & General Manager, Corporate Planning & Management Dept. TEL+81-3-5448-1238

Date of the meeting of the Board of Directors for the FY2004 financial results	April 15, 2004	Paying interim dividend	Yes
Date of the Annual Meeting of Shareholders	June 23, 2004	Shares constituting one unit	No

1. Financial Results for FY2004 (April 1, 2003—March 31, 2004)

(1) Operating results

Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income	
	Million yen	%		Yen		Yen
FY2004	168,239	10.9	92,648	6.7	76,205	2.3
FY2003	151,714	6.0	86,829	(1.3)	74,495	3.5

	Net income		Net income per share—basic		Net income per share—diluted	Return on shareholders' equity	Ordinary income as a percentage of total capital	Ordinary income as a percentage of net sales
	Million yen	%	Yen	Yen	Yen	%	%	%
FY2004	28,349	4.7	47,959.97	(15,986.65)	—	11.0	26.2	45.3
FY2003	27,064	2.0	45,779.20	(15,259.73)	—	11.4	27.9	49.1

(Notes) 1. Average number of shares issued and outstanding during the year: FY2004, 589,200 shares; FY2003, 589,200 shares

On May 18, 2004, there was a 3-for-1 stock split of common stock. Net income per share for FY2004 and FY2003 restated for the effect of this stock split is presented in parentheses.

2. Change in accounting policy: No

3. The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the previous fiscal year.

(2) Cash dividends

	Annual cash dividends per share			Total cash dividends paid (annual)	Payout ratio	Cash dividends as a percentage of shareholders' equity
		Interim	Year-end			
	Yen	Yen	Yen	Million yen	%	%
FY2004	10,000.00	0.00	10,000.00	5,892	20.9	2.2
FY2003	10,000.00	0.00	10,000.00	5,892	21.8	2.4

(Note) Year-end dividend at March 31, 2004 Ordinary dividend ¥7,500 Special dividend ¥2,500

(3) Financial position

Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Net assets per share	
	Million yen	Million yen	%		Yen
FY2004	301,376	269,813	89.5	457,776.99	(152,592.33)
FY2003	281,414	247,625	88.0	420,118.95	(140,039.65)

(Notes) 1. Number of shares issued and outstanding at the end of year: FY2004, 589,200 shares; FY2003, 589,200 shares

On May 18, 2004, there was a 3-for-1 stock split of common stock. Net assets per share for FY2004 and FY2003 restated for the effect of this stock split are presented in parentheses.

2. Number of treasury stock held by the Company: FY2004, — shares; FY2003, — shares

2. Forecast for FY2005 (April 1, 2004–March 31, 2005)

	Net sales	Ordinary income	Net income	Annual cash dividends per share	
				Year-end	
	Million yen	Million yen	Million yen	Yen	Yen
FY 2005 Semiannual	—	—	—	—	—
FY2005	—	—	—	—	—

II Non-consolidated Financial Statements

(1) Financial Statements

①Non-consolidated Balance Sheets

(Millions of yen)

Description	Note No.	As of March 31, 2003 Amount		Ratio (%)	As of March 31, 2004 Amount		Ratio (%)	Fluctuation Increase/ decrease
(Assets)								
Current assets								
Cash and deposits	*3		55,414			29,160		
Accounts receivable-trade			8,577			9,809		
Marketable securities			20,733			18,822		
Prepaid expenses			59			46		
Deferred tax assets			3			7		
Accounts receivable-other			128			97		
Short-term loans to subsidiaries and affiliates			12,064			3,148		
Other			358			170		
Less allowance for doubtful accounts			(20)			-		
Total current assets			97,319	34.6		61,263	20.3	(36,055)
Fixed assets								
Tangible fixed assets	*1							
Buildings			6,075			5,723		
Structures			87			77		
Machinery and equipment			1			0		
Vehicles and transporting equipment			9			14		
Furniture and fixtures			132			120		
Land			4,014			4,001		
Total tangible fixed assets			10,320	3.7		9,937	3.3	(382)
Intangible assets								
Software			32			16		
Other			5			5		
Total intangible assets			38	0.0		21	0.0	(16)

Description	Note No.	As of March 31, 2003 Amount	As of March 31, 2003 Ratio (%)	As of March 31, 2004 Amount	As of March 31, 2004 Ratio (%)	Fluctuation Increase/ decrease
Investments and other assets:						
Investment securities		71,095		57,739		
Investment in subsidiaries		95,412		153,544		
Investment in capital		472		654		
Investment in affiliated companies		878		878		
Long-term loans receivable		48		48		
Long-term loans receivable from employees		5		3		
Long-term loans to subsidiaries and affiliates		232		14,815		
Long-term prepaid expenses		30		32		
Deferred tax assets		847		217		
Guarantee money paid		19		59		
Recoverable accounts under production sharing		69,346		78,286		
Other		1,548		2,553		
Less allowance for doubtful accounts		(129)		(260)		
Less allowance for investments in exploration		(66,071)		(78,422)		
Total investments and other assets		173,736	61.7	230,153	76.4	56,416
Total fixed assets		184,095	65.4	240,112	79.7	56,017
Total assets		281,414	100.0	301,376	100.0	19,962

		As of March 31, 2003		As of March 31, 2004		Fluctuation
Description	Note No.	Amount	Ratio (%)	Amount	Ratio (%)	Increase/ decrease
(Liabilities)						
Current liabilities						
Accounts payable-other		3,755		5,885		
Income taxes payable		7,516		6,039		
Accrued expenses		256		394		
Advance received		3,656		2,936		
Deposits received		32		35		
Total current liabilities		15,219	5.4	15,290	5.1	71
Long-term liabilities						
Long-term debt	*3	12,020		10,563		
Accrued employees' retirement benefits		785		776		
Accrued officers' retirement benefits		467		377		
Long-term accounts payable-other		5,219		4,477		
Other		78		78		
Total long-term liabilities		18,570	6.6	16,273	5.4	(2,296)
Total liabilities		33,789	12.0	31,563	10.5	(2,225)
(Shareholders' equity)						
Capital	*2	29,460	10.5	29,460	9.8	—
Retained earnings						
Legal reserve		7,365		7,365		—
Voluntary reserves						
Reserve for overseas investment loss		291		291		
Reserve for dividends		1,500		1,500		
Reserve for exchange fluctuation		1,000		1,000		
General reserve		179,718		200,718		
Unappropriated retained earnings		27,974		29,340		
Total retained earnings		217,848	77.4	240,214	79.7	22,366
Unrealized holding gain on securities		316	0.1	138	0.0	(177)
Total shareholders' equity		247,625	88.0	269,813	89.5	22,188
Total liabilities and shareholders' equity		281,414	100.0	301,376	100.0	19,962

②Non-consolidated Statements of Income

(Millions of yen)

		For the year ended March 31, 2003			For the year ended March 31, 2004			Fluctuation
Description	Note No.	Amount		Percentage (%)	Amount		Percentage (%)	Increase/ decrease
Net sales			151,714	100.0		168,239	100.0	16,524
Cost of sales			61,582	40.6		71,517	42.5	9,934
Gross profit			90,131	59.4		96,722	57.5	6,590
Selling, general and administrative expenses	*1, 2							
Selling expense		278			306			
General and administrative expenses		3,023	3,301	2.2	3,766	4,073	2.5	772
Operating income			86,829	57.2		92,648	55.0	5,818
Other income	*3							
Interest income		391			353			
Interest on securities		801			295			
Dividend income		1,546			1,619			
Other		455	3,194	2.1	924	3,193	1.8	(1)
Other expenses								
Interest expense		268			160			
Loss on devaluation of investment securities		26			-			
Provision for allowance for investments in exploration		11,992			15,755			
Foreign exchange loss		2,483			3,567			
Other		758	15,529	10.2	152	19,636	11.6	4,106
Ordinary income			74,495	49.1		76,205	45.2	1,710
Income before income taxes			74,495	49.1		76,205	45.2	1,710
Income taxes-current		46,541			47,224			
Income taxes-deferred		889	47,430	31.3	632	47,856	28.4	425
Net income			27,064	17.8		28,349	16.8	1,284
Retained earnings brought forward			909			991		81
Unappropriated retained earnings at end of year			27,974			29,340		1,366

③ Statement of Appropriation of Retained Earnings

(Millions of yen)

Description	Note No.	FY2003 (June 20, 2003) Amount		FY2004 (June 23, 2004) Amount		Year-over-year change Increase/ decrease
Unappropriated retained earnings			27,974		29,340	1,366
Total			27,974		29,340	1,366
Appropriation of retained earnings:						
Cash dividends		5,892		5,892		
Bonuses to directors and statutory auditors		91		91		
(Auditors' bonus included above)		(5)		(5)		
Voluntary reserves						
Reserve for overseas investment loss		-		200		
General reserve		21,000	26,983	22,000	28,183	1,200
Unappropriated retained earnings to be carried forward			991		1,156	165

Note: The date above represents the date of approval at the general shareholders' meeting

Breakdown of dividends per share

	FY2003			FY2004		
	Annual	Interim	Year-end	Annual	Interim	Year-end
	Yen	Yen	Yen	Yen	Yen	Yen
Common shares	10,000.00	0.00	10,000.00	10,000.00	0.00	10,000.00
(Breakdown)						
Ordinary dividend	7,500.00	0.00	7,500.00	7,500.00	0.00	7,500.00
Special dividend	2,500.00	0.00	2,500.00	2,500.00	0.00	2,500.00

Significant Accounting Policies

Item	FY2003 (April 1, 2002, through March 31, 2003)	FY2004 (April 1, 2003, through March 31, 2004)
1. Valuation method of securities	1) Subsidiaries and related companies Securities of Investments in subsidiaries and affiliates are stated at cost determined by the moving average method. 2) Other securities a. Securities with a determinable market value Other securities with a determinable market value are stated at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Cost of securities sold is determined by the moving average method. b. Securities without a determinable market value Other securities without a determinable market value are stated at cost determined by the moving average method.	1) Equities of subsidiaries and affiliates Same as on the left 2) Other securities a. Securities with a determinable market value Same as on the left b. Securities without a determinable market value Same as on the left
2. Depreciation method of significant depreciable assets	(1) Fixed tangible assets Depreciation of tangible fixed assets is determined primarily by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method, at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. (2) Intangible assets Intangible assets are amortized by the straight-line method at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. Capitalized computer software costs are being amortized over a period of five years.	(1) Fixed tangible assets Same as on the left (2) Intangible assets Same as on the left
3. Basis for significant allowances	(1) Allowance for doubtful receivables The allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties. (2) Allowance for investment in exploration The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.	(1) Allowance for doubtful receivables Same as on the left (2) Allowance for investment in exploration Same as on the left

Description	For the year ended March 31, 2003	For the year ended March 31, 2004
	(3) Accrued employees' retirement benefit Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the year. Because the Company is classified as small enterprises, we employ a simplified method (at the amount which would be required to be paid if all active employees voluntarily terminated their employment as of the balance sheet date) for the calculation of the retirement benefit obligation.	(3) Accrued employees' retirement benefits Same as on the left
	(4) Accrued officers' retirement benefits Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules.	(4) Accrued officers' retirement benefits Same as on the left
4. Translation of assets and liabilities denominated in foreign currencies into yen	Monetary assets and liabilities denominated in foreign currencies are translated into yen at the exchange rates prevailing at the balance sheet date. The resulting exchange gain or loss is credited or charged to income.	Same as on the left
5. Lease	Non-cancelable leases are primarily accounted for as operating leases except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	Same as on the left
6. Other significant issues for preparation of the financial statements		
Consumption tax	Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.	Same as on the left
Accounting standard for treasury stock and reversal of legal reserves	Effective April 1, 2002, the Company adopted "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" (Accounting Standard No.1 issued by the Accounting Standards Board of Japan on February 21, 2002). The effect of the adoption of these standard was insignificant.	―――――――
Per share amount	Effective April 1, 2002, the Company adapted "Accounting Standard for Net Income per Share" (Accounting Standard No. 2 issued by the Accounting Standards Board of Japan on September 25, 2002) and the "Application Guideline for Accounting Standard for Net Income Per Share" (Application Guideline for Accounting Standards No 4 issued by the Accounting Standards Board of Japan on September 25,2002). The impact of the adoption of the new standard and the application guideline has been disclosed in "Per share information."	―――――――

Notes

(Non-consolidated Balance Sheets)

As of March 31, 2003	As of March 31, 2004
*1. Accumulated depreciation Accumulated depreciation of tangible fixed assets was ¥2,425 million.	*1. Accumulated depreciation Accumulated depreciation of tangible fixed assets was ¥2,761 million.
*2. Number of shares authorized to be issued, etc. Total number of shares authorized to be issued by the Company Common shares: 600,000 shares Number of shares issued and outstanding Common shares: 589,200 shares	*2. Number of shares authorized to be issued, etc. Total number of shares authorized to be issued by the Company Common shares: 600,000 shares Number of shares issued and outstanding Common shares: 589,200 shares
————————	*3. Pledged assets Cash and deposits of ¥9,140 million were pledged as collateral for long-term borrowings of ¥8,450 million and a debt guarantee of ¥81,904 million.
4. Contingent liabilities The Company was contingently liable as guarantors of indebtedness of the following companies: Millions of yen INPEX Natuna, Ltd. 12,282 ALBACORA JAPAO PETROLEO LIMITADA 4,799 JJI S&N B.V. 3,963 Sukhalin Oil and Gas Development CO., Ltd. 905 INPEX ABK, Ltd. 594 Total 22,546	4. Contingent liabilities The Company was contingently liable as guarantors of indebtedness of the following companies: Millions of yen INPEX Southwest Caspian Sea, Ltd. 58,431 INPEX Natuna, Ltd. 19,752 JJI S&N B.V. 4,028 ALBACORA JAPAO PETROLEO LIMITADA 3,514 INPEX BTC Pipeline, LTD. 2,208 Sukhalin Oil and Gas Development Co., Ltd. 1,918 INPEX ABK, Ltd. 406 Total 90,261
5. Restriction on dividends The amount set forth in Article 290, Paragraph 1, Item 6, of the Commercial Code is ¥289 million.	5.Restriction on dividends The amount set forth in Article 124, Item 3, of the Enforcement Regulations of the Commercial Code is ¥290 million.

(Non-consolidated Statements of Income)

For the year ended March 31, 2003	For the year ended March 31, 2004)
*1. Major accounts and amounts included in selling, general and administrative expenses were as follows:	*1. Major accounts and amounts included in selling, general and administrative expenses were as follows:

	Millions of yen		Millions of yen
Officers' salaries	235	Officers' salaries	240
Salary and bonus to employees	1,774	Salary and bonus to employees	2,196
Welfare and employee benefit	232	Welfare and employee benefit	317
Provision for accrued officers' retirement benefits	90	Provision for accrued officers' retirement benefits	111
Provision for allowance for employees' retirement benefits	150	Provision for allowance for employees' retirement benefits	100
Rent expense	123	Rent expense	164
Tax and accounting	106	Tax and accounting	97
Travel and transportation cost	193	Travel and transportation cost	220
Entertainment expenses	68	Entertainment expenses	81
Miscellaneous expenses	410	Miscellaneous expenses	862
Other expenses	663	Other expenses	756
Research and development expenses	64	Research and development expenses	56
Depreciation and amortization	448	Depreciation and amortization	384
General administrative cost transferred to other accounts	(1,259)	General administrative cost transferred to other accounts	(1,515)

For the year ended March 31, 2003	For the year ended March 31, 2004)
*2. Research and development expenses included in general and administrative expenses ¥64 million	*2 Research and development expenses included in general and administrative expenses ¥56 million
*3 Other income derived from transactions with related companies were as follows: Dividend income ¥1,450 million	*3 Other income derived from transactions with related companies were as follows: Dividend income ¥1,483 million; Miscellaneous income ¥638 million

(Leases)

Description is omitted because of data disclosure via EDINET.

(Securities)

FY2003 (As of March 31, 2003)

No securities of investment in subsidiaries and affiliates with determinable market value.

FY2004 (As of March 31, 2004)

No securities of investment in subsidiaries and affiliates with determinable market value.

(Tax Accounting)

As of March 31, 2003		As of March 31, 2004	
1 The significant components of deferred tax assets and liabilities are summarized as follows:		1 The significant components of deferred tax assets and liabilities are summarized as follows	
	Millions of yen		Millions of yen
Deferred tax assets:		Deferred tax assets:	
Allowance for investment in exploration	27,256	Allowance for investment in exploration	31,315
Loss on devaluation of land	4,547	Loss on devaluation of land	4,547
Non-deductible accounts payable-other	2,915	Non-deductible accounts payable-other	3,622
Unrealized loss on investment securities	182	Unrealized loss on investment securities	182
Accrued retirement benefits	444	Accrued retirement benefits	395
Other	155	Other	275
Total gross deferred tax assets	35,502	Total gross deferred tax assets	40,338
Valuation allowance	(33,729)	Valuation allowance	(39,017)
Total deferred tax assets	1,772	Total deferred tax assets	1,321
Deferred tax liabilities		Deferred tax liabilities	
Valuation difference	8	Valuation difference	3
Reserve for overseas investment loss	912	Reserve for overseas investment loss	1,093
Total deferred tax liabilities	921	Total deferred tax liabilities	1,096
Net deferred tax assets	851	Net deferred tax assets	224
2 The effective tax rates reflected in the non-consolidated statements of income for the year differ from the statutory rate for the following reasons:		2 The effective tax rates reflected in the non-consolidated statements of income for the year differ from the statutory rate for the following reasons:	
Statutory tax rate	36.2%	Statutory tax rate	36.2%
(Adjustment)		(Adjustment)	
Permanently differences as entertainment expenditures	0.1%	Permanently differences as entertainment expenditures	0.1%
Permanent differences such as dividend income	(0.7%)	Permanent differences such as dividend income	(0.7%)
Foreign tax credit	(34.3%)	Foreign tax credit	(32.9%)
Foreign taxes	59.2%	Foreign taxes	60.2%
Change in valuation allowance	3.1%	Change in valuation allowance	0.2%
Other	0.0%	Other	(0.4%)
Effective tax rates	63.6%	Effective tax rates	62.8%

(Amount for per share)

Description	For the year ended March 31, 2003	For the year ended March 31, 2004
Net assets per share	¥420,118.95	¥457,776.99
Net income per share	¥45,779.20	¥47,959.97
	Fully diluted net income per share has not been reported because of no issuing of residual securities such as convertible bond. Effective April 1, 2002, the Company adapted "Accounting Standard for Net Income per Share" (Accounting Standard No. 2 issued by the Accounting Standards Board of Japan on September 25, 2002) and the "Application Guideline for Accounting Standard for Net Income Per Share" (Application Guideline for Accounting Standards No 4 issued by by the Accounting Standards Board of Japan on September 25,2002). If the same stated had been adopted for the year ended March 31, is as follows Net assets per share ¥384,839.19 Net income per share ¥44,902.09	Fully diluted net income per share has not been reported because of no issuing of residual securities such as convertible bond.

(Note) 1.Diluted income per share is not presented because there are no dilutive potential of shares of common stock.

2.Net income per share information is calculated based in the following:

	For the year ended March 31, 2003	For the year ended March 31, 2004
Net income (Millions of yen)	27,064	28,349
Amount not attributable to common stockholders (Millions of yen)	91	91
(Directors' bonuses as appropriation of profit)	(91)	(91)
Net income attributable to common stockholders (Millions of yen)	26,973	28,258
The average number of shares (thousand shares)	589	589

(Significant Subsequent Event)

For the year ended March 31, 2003	For the year ended March 31, 2004
As of May 28, 2003, the Company entered into a debt guarantee agreement with Japan Bank for International Cooperation (JBIC) in relation to a part of the borrowings (US$492,736,500) by its subsidiary INPEX Southwest Caspian Sea, Ltd. from the Bank.	1. Shear exchange with Japan Oil Development Co., Ltd. At the meeting of the Board of Directors held on March 29, 2004, it was resolved that Japan Oil Development Co., Ltd., would become our wholly owned subsidiary through a share exchange. The share exchange contract was signed on the same day. The share exchange contract was approved at the extraordinary general meeting of the shareholders held on April 15, 2004. (1) Outline of the share exchange ① Purpose of the share exchange As we intend to become a core company to promote the oil development business in Japan, we are seeking to diversify in our business operations. It was deemed desirable for our group to have Japan Oil Development Co., Ltd., to be our wholly owned subsidiary in terms of diversifying our regions, balancing between crude oil and natural gas, balancing between operators and non-operators, and ensuring current stable production and future increases of production; the Company had been producing and selling crude oil in the United Arab Emirates for many years as an operator. ② Content of the share exchange The Company acquired from Japan Oil Development Co., Ltd., in accordance with Articles 352 or 363 of the Commercial Code. ③ Date of the share exchange May 17, 2004 ④ Number of the shares issued and exchanged under the share exchange contract The company issued 50,744.25 new shares of common stock and exchanged them for 2 shares of Japan Oil Development Co., Ltd.'s common stock held by Japan National Oil Corporation. ⑤ Incremental common stock and additional paid-in capital No increase in common stock was required due to the share exchange, but additional paid-in capital was required to be increased by ¥62,402 million. ⑥ Effective date for dividend April 1, 2004 (2) Brief summary of Japan Oil Development Co., Ltd. Representative Shigeru Usui, President Capital: ¥18,800 million Address: 5-6-6, Hiroo, Shibuya-ku, Tokyo Major business: Exploration and development of crude oil and selling crude oil ① Operating income and net income (year ended December 31, 2003) Operating income ¥259,696 million Net loss ¥58,602 million The above amounts reflect civil rehabilitation-related gain of ¥124,545 million and civil rehabilitation-related loss of ¥192,396 million.

For the year ended March 31, 2003)	For the year ended March 31, 2004
	② Assets, liabilities and shareholders' equity (as of December 31, 2003)

(Millions of yen)

Current assets	104,777	Current liabilities	154,647
Fixed assets	48,264	Long-term liabilities	23,770
Total assets	153,041	Total liabilities	178,417
		shareholders' equity	(25,375)
		(Capital	365,200)
		Total liabilities and shareholders' equity	153,041

As of December 31, 2003, Japan Oil Development Co., Ltd. was in the process of civil rehabilitation proceedings and the civil rehabilitation plan was completed on January 31, 2004. A summary of Japan Oil Development Co., Ltd.'s financial position as of March 31, 2004 is as follows:

(Millions of yen)

Current assets	73,629	Current liabilities	42,592
Fixed assets	47,595	Long-term liabilities	22,773
Total assets	121,225	Total liabilities	65,365
		Shareholders' equity	55,859
		(Capital	18,800)
		Total liabilities and shareholders' equity	121,225

2 Stock split

At the meeting of the Board of Directors held on April 15, 2004, it was resolved that the Company issued new shares for a stock split in the following manner.

(1) The Company made a 3-for-1 stock split effective May 18, 2004

① Increase in common shares as a result of the stock split 1,279,888.50 shares

② Details of stock split

We made a 3-for-1 stock split of the common stock whose stockholders are listed on the final shareholder list as of May 1, 2004. Shares and odd shares for the stock split included in 50,744.25 new shares issued through the share exchange with Japan Oil Development Co., Ltd., on May 17, 2004.

(2) Effective date for dividend

April 1, 2004

Had this stock split been made as of April 1, 2002, amounts per share information for the years ended March 31, 2003 and 2004 would have been as follows:

FY2003	FY2004
Net assets per share ¥140,039.65	Net assets per share ¥152,529.33
Net earnings per share ¥15,259.73	Net earnings per share ¥15,986.65

For the year ended March 31, 2003	For the year ended March 31, 2004
	3. Issuance of special class share At the meeting of the Board of Directors held on April 15, 2004, it was resolved that the Company amend its Articles of Incorporation and issue one special class share, and the resolution was approved by the extraordinary general meeting of the shareholders held on May 10, 2004. The category of shares, number of shares to be issued and issuing price were designated as follows. Special class share (1) Method of subscription All shares were issued to Japan National Oil Corporation by allocation to a third party. (2) Number of new shares issued One share (3) Issue Price Same price as the offer price of the offering of the Company's common stock on condition of the resolution under the Article 280-2, Section 2, of the Commercial Code (4) Total issue value Number of shares issued multiplied by the issuing price (5) Due date for payment To be determined (6) Voting rights A special class share has no voting rights at the general shareholders meeting (7) Provisions for matters requiring resolution at the general meeting of the special class shareholder The following matters require resolution of the general shareholders meeting of the special class stock shareholder. ① At the time of a resolution for the appointment or removal of directors at a general meeting of shareholders, 20% or more of the voting rights attached to shares of our common stock are held by a single non-public entity or a single non-public entity and its joint shareholders ② Disposition of all or part of the material assets ③ In the case of the Company's subsidiary disposing of important assets, the Company exercises voting rights at the general shareholders meeting of its subsidiary. ④ Amendment to the Article of Incorporation with respect to (i) the objectives of the Company or (ii) granting voting rights to any shares other than the common shares of the Company (except for the voting rights at meetings of the Special Class Shareholder already granted to the Special Class Share).

For the year ended March 31, 2003	For the year ended March 31, 2004
	⑤ Mergers, share exchanges and share transfers except for the following cases; (a) Mergers where the Company become the surviving company, unless 20% or more of the voting rights attached to shares of the Company's common stock are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such merger. (b) Share exchanges where the Company becomes a wholly-owning parent company, unless 20% or more of the voting rights attached to shares of the Company's common stock are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such share exchange. (c) Share transfers where a new holding company is established and the granting of class shares of such new holding company to the holder of our special class share with rights that are the same as those of our special class share under the new holding company's articles of incorporation is approved by resolution of the general meeting of shareholders for such share transfer, unless 20% or more of the voting rights attached to shares of common stock of the new holding company are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such share transfer. ⑥ Reduction of the Company's stated capital that results in a redemption of funds to shareholders. ⑦ Dissolution by resolution of the general shareholders meeting (8) Redemption ① Redemption of a special class share requires its shareholder's written request to the Company. ② If the special class share is transferred to a party other than the government of Japan, the Company may redeem such special class share by resolution of the Board of Directors regardless of the wishes of the special class shareholder. ③ The redemption price will be the market price on the day of request for ①, and for ②, the market price on the day before the redemption date (both the day of request and the day before the redemption date are referred to as "effective day"). If the common share is listed on the Tokyo Stock Exchange, the closing price of a common share on the effective day will be the market price of redemption. If a closing price does not exist on a effective day, then the redemption price will be the closing price on the day closest to the effective day.